Exhibit 99.1

ITAU UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING Summarized voting map sent by the Registrar and Transfer of Shares Agent According to CVM Instruction No 481/09, Itau Unibanco Holding S.A. ("Company") discloses the summarized voting map that consolidates the voting instructions received from the registrar and transfer of shares agent, identifying the number of approvals, rejections and abstentions in each item presented in the remote voting form received on the matters submitted for the resolution of the Extraordinary General Stockholders' Meeting to be exclusively held online on April 26, 2022, 11:10 a.m., with the purpose to: Item Description - ordinary agenda Voting Number of Shares % over total voting Amend the Bylaws to: (i) Change the notice period for calling the General Approve 22,314,282 99.65834 1 Stockholders' Meeting to twenty one (21) from fifteen (15) days on first call, in Reject - - accordance with the provisions of the Brazilian Corporate Law: Abstain 76,500 0.34166 Amend the Bylaws to: (ii) Provide for the annual election of members of the Approve 22,314,282 99.65834 2 Reject - - Audit Committee: Abstain 76,500 0.34166 Amend the Bylaws to: (iii) Update the independence criteria for the members of Approve 22,314,282 99.65834 3 the Audit Committee, in accordance with the provisions of the National Monetary Reject - - Council (CMN): Abstain 76,500 0.34166 Amend the Bylaws to: (iv) Update the reelection rules for the members of the Approve 22,314,282 99.65834 4 Audit Committee, in accordance with the provisions of the National Monetary Reject - - Council (CMN): Abstain 76,500 0.34166 Amend the Bylaws to: (v) Improve the wording of the representation rule for the Approve 22,314,282 99.65834 5 Reject - - Company: Abstain 76,500 0.34166 Consolidate the Bylaws by carrying out the amendments mentioned in Approve 22,314,282 99.65834 6 Reject - - aforementioned and resulting adjustments to wording: Abstain 76,500 0.34166 Approve 1,030,998 4.60456 7 Update the Stock Grant Plan. Reject 21,283,284 95.05378 Abstain 76,500 0.34166 Sao Paulo-SP, April 22, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence